July 11, 2016

Valvoline Inc.

Registration Statement on Form S-1

File No. 333-211720

Dear Mr. Slivka:

Valvoline Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-211720) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s response to the comments contained in your letter dated June 27, 2016 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 1 and four copies that are marked to show changes from the originally submitted Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

General

1.	We note that you intend to provide significant additional information in an amendment to your registration statement, including information regarding management, directors, material indebtedness, and key terms of the various agreements you will enter into with Ashland in connection with the separation. To the extent practicable, please include this information and file your agreements with Ashland in your next amendment.

The Company has included this additional information in Amendment No. 1 to the extent available. The Company will include additional information in subsequent amendments to the Registration Statement as it becomes available and will file the referenced agreements once they are finalized. The Company acknowledges that the Staff will require time to review these materials.

Prospectus Summary, page 1

2.	Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

The Company has revised the disclosure in the Prospectus Summary section beginning on page 1 of Amendment No. 1 accordingly.

Risk Factors, page 19

Because of the concentration of our sales to a small number of retailers…, page 21

3.	Please identify the customer described as “another large national retailer” in your next amendment. Additionally, please disclose which retailers listed here accounted for more than 10% of Core North America segment’s sales in 2015.

The Company acknowledges the Staff’s comment with respect to the identity of the customer described as “another large national retailer”. The Company has not included the identity of the customer in Amendment No. 1 as the customer has declined to consent to being so identified. The Company respectfully submits that the disclosure of such customer’s name is not required pursuant to Item 101(c)(1)(vii) of Regulation S-K as such customer did not account for 10% or more of the Company’s combined sales or Core North America segment sales in any of the Company’s last three fiscal years. With respect to which retailers accounted for more than 10% of Core North America segment’s sales in 2015, the Company has revised the disclosure appearing on page 15 of Amendment No. 1 accordingly.

The competitive nature of our markets may delay…, page 23

4.	We note that you source lubricant additives from a limited number of suppliers. Please disclose the name of these suppliers in your next amendment. Additionally, to the extent any of these supply contracts represents a material contract pursuant to Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit to your registration statement.

The Company acknowledges the Staff’s comment and has revised the disclosure appearing on page 17 of Amendment No. 1. The Company purchases substantially all of its lubricant additives from four suppliers. The Company is in the process of obtaining the consents of these suppliers to be named in the Registration Statement and, provided that the consents are obtained, will disclose the names of the suppliers in the next amendment. The Company maintains supply contracts with only two of its lubricant additives suppliers. The Company respectfully submits that those supply contracts do not constitute material contracts pursuant to Item 601(b)(10) of Regulation S-K. The Company maintains alternative supply options with respect to any particular supplier and has been able to and expects to continue to be able to fulfill the majority of its lubricant additives supply demands from any subset of its four major suppliers. Additionally, each of the four major suppliers maintains geographically diverse manufacturing facilities, limiting the risk of a simultaneous disruption in all four of the Company’s major lubricant additives supply relationships. The Company respectfully submits that the risks associated with the concentration of lubricant additives suppliers in its industry are not unique to the Company.

Use of Proceeds, page 41

5.	Please tell us whether affiliates of your underwriters are lenders and/or agents of Ashland debt that will be paid with proceeds of the offering. If these relationships exist, please disclose this here or provide a cross reference to this disclosure in the underwriting section.

The Company has revised the disclosure appearing on pages 7, 35 and 174 of Amendment No. 1 accordingly.

6.	Please identify the indebtedness you intend to repay with the proceeds from the offering, explain whether this indebtedness is currently reported on the balance sheet of Valvoline and Ashland, and explain the accounting for the repayment. You state, “any remaining proceeds will be used for general corporate purposes.” Please clarify whether remaining proceeds will remain with Valvoline or whether there could be any additional dividends, transfers or other payments to Ashland. Reflect these potential transactions in the pro forma financial statements and accompanying notes as appropriate, as well as in the discussion of capitalization on page 43 and discussion of proceeds on page 14 and elsewhere.

Prior to and in conjunction with the initial phase of the separation (the “Separation) of Valvoline’s business from the other businesses of Ashland Inc. (“Ashland”) (i.e., the initial public offering (“IPO”) of up to 20% of Company’s common stock), it is expected that:

•	The Company enters into new senior secured term loans or senior unsecured notes or a combination thereof;

•	The Company obtains a new senior secured revolving credit facility; and

•	The Company obtains a trade receivable securitization facility.

These series of debt financings are referred to as the “pre-IPO debt financings”. None of these facilities were outstanding at March 31, 2016 or September 30, 2015 and therefore have not been included within the Company’s historical financial statements included in the Form S-1.

Ashland intends to use the net proceeds received from any Company pre-IPO debt financings primarily to repay existing debt of Ashland. The net proceeds of the Company pre-IPO debt financings will be transferred to Ashland through intercompany transfers.

The Company intends to use the net proceeds from the IPO in two principal ways:

•	First, the Company intends to use a portion of the net proceeds from the offering to reduce the Company’s indebtedness incurred prior to the IPO, such as borrowings under its senior term loan facility.

•	Second, the Company may incur short-term indebtedness, in addition to the Company’s pre-IPO debt financings referred to above, in an amount that is not to exceed the expected proceeds of the IPO. The proceeds of this additional short-term indebtedness are expected to be transferred to a subsidiary of Ashland. The Company expects to use a portion of the net proceeds from the offering to repay in full any such additional short-term indebtedness incurred. Ashland has informed us that it currently would expect to use the net proceeds of any such short term indebtedness to repay amounts outstanding under the same Ashland debt obligations that it intends to repay with the other amounts expected to be transferred to Ashland in connection with the Separation.

If any net proceeds from the offering remain following the debt repayment described above, Valvoline will retain such amounts and use them for general corporate purposes and will not transfer such amounts to Ashland through dividends, payments or otherwise.

The Company expects to execute the pre-IPO debt financings in the near term, with borrowing expected to occur between the pricing of the offering and closing. Therefore, the pro forma financial statements and the capitalization table included in the prospectus will give effect to the Company’s incurrence of indebtedness under the senior term loan facility, the senior unsecured notes and any other outstanding indebtedness, as well as the related repayment. Pro forma adjustment I on page 50 of Amendment No. 1 describes the impact of these transactions. The repayment by the Company of debt will be accounted for as a reduction of long-term debt (including the current portion) or short-term debt, as applicable, within the pro forma financial statements.

Note B – Pension and other postretirement plans transferred to Valvoline, page 54

7.	Please explain how you will calculate the amounts in pro forma adjustment B and their factual basis. Also, please explain the reasons for any significant variances between the calculated amounts and amounts presented in the carve out historical financial statements.

The accounting for defined benefit plans in the carve-out historical financial statements is dependent on whether the plan is identified as a stand-alone plan specific to the Company or an Ashland sponsored plan covering multiple divisions, businesses and/or subsidiaries within the Ashland group that has been accounted for by the Company as a multi-employer plan when reporting on a separate carve-out financial statement basis. The two accounting models applied include:

•	Stand-alone plans that are Company specific: The plans specifically designated for Company participants represent direct plans for which the Company carve-out financial statements reflect the benefit obligation, plan assets and any related amounts included in accumulated other comprehensive income. These amounts, and the related period net periodic benefit costs and remeasurements, are included within the historical carve out financial statements.

•	Multi-employer plans: The Company also has employees that participate in certain defined benefit and postretirement benefit plans that are sponsored by Ashland or its subsidiaries, principally in the United States. The Ashland sponsored plans contain participants, both active and inactive, from across Ashland’s current and former portfolio of businesses, including from the Company. The Company has accounted for its participation in the Ashland sponsored pension and postretirement plans (i.e., the single-employer plans) as a participation in a multi-employer plan in the historical carve-out financial statements. Under this method of accounting, the Company recognizes only its allocated portion of net periodic benefit costs within the historical carve out financial statements. This approach is consistent with the requirement set forth in ASC 715-30-55-64. The Company has not reported a liability beyond the contributions currently due and unpaid since the ultimate responsibility for the pension and postretirement benefit obligations currently rests with Ashland. Therefore, no assets or liabilities relative to these plans have been included in the Company’s historical carve out financial statements.

In connection with the Separation, the Company will assume a substantial portion of Ashland’s historical U.S. qualified and non-qualified pension plans and postretirement benefit plans. The pro forma financial statements give effect to the Company’s assumption of these liabilities and accumulated other comprehensive income that were historically accounted for under the multi-employer method of accounting within the historical carve out financial statements. In relation to the pro forma balance sheet, pro forma adjustment B will increase the liabilities associated with the employee benefit obligations to account for the plans that will transfer to the Company as a result of the Separation from Ashland, but were excluded from the Company’s historical Combined Balance Sheet, since they were not stand-alone Valvoline plans but rather accounted for as a participation in a multi-employer plan.

In relation to the pro forma income statement, pro forma adjustment B will increase selling, general and administrative expenses to account for the entire expense or income associated with the employee benefit obligations for all transferring plans. The historical carve out financial statements only include the multi-employer plan expense that was allocated to the Company based upon the Company’s participation relative to total plan demographics. Pro forma adjustment A removes the allocated net periodic benefit costs for the multi-employer plans (including remeasurements) while pro forma adjustment B adds in all the net periodic benefit costs related to the plans that will be transferring to the Company (including remeasurements).

The adjustments in pro forma adjustment B are expected to be significant, primarily as a result of the transfer of a substantial portion of Ashland’s largest U.S. qualified pension plan and non-qualified U.S. pension plans. As disclosed in Ashland’s Form 10-K for the year ended September 30, 2015, the U.S. pension plans represented 90% of the projected benefit obligation of $3.8 billion as of September 30, 2015.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 48 of Amendment No. 1.

8.	Please clarify whether you are including a material curtailment gain in pro forma adjustment B to the income statement for the year ended September 30, 2015. If so, please explain the basis for including a pro forma adjustment for a curtailment gain arising from the freezing and elimination of certain benefits announced in March 2016.

Please clarify if the curtailment gain is a nonrecurring credit recognized after September 30, 2015. Refer to Rule 11-01(b), paragraphs (5) and (6).

The Company has concluded the curtailment gain resulting from the freezing or elimination of benefits for the majority of the U.S. pension plans and certain U.S. postretirement plans announced by Ashland during March 2016 will not be reflected within the pro forma combined statement of operations for the year ended September 30, 2015. Please refer to the revised pro forma adjustment B disclosure appearing on page 48 of Amendment No. 1.

9.	Please explain specifically how the freezing or elimination of certain benefits supports the reclassification of costs associated with pension and other postretirement plans from cost of sales solely into selling, general and administrative expenses.

The Company has concluded that costs associated with all pension and other postretirement plans that will be transferred to the Company will be recognized in both cost of sales and selling, general and administrative expenses based on a reasonable pro-rata allocation. Please refer to the revised pro forma adjustment B disclosure appearing on page 48 of Amendment No. 1.

Note I – Legacy assets and liabilities, page 56

10.	Please tell us the nature of any significant legacy assets and liabilities that are expected to be transferred from Ashland as a result of the separation. Also, please explain why such assets and liabilities were not included in the historical financial statements of Valvoline.

The assets and liabilities to be transferred have historically been classified within the corporate (unallocated and other) section of Ashland’s consolidated balance sheet by reportable segment. A portion of the assets and liabilities to be transferred generally relate to previously divested businesses or former operating businesses that no longer are within Ashland’s active portfolio of operating businesses, hereinafter referred to as the legacy Ashland businesses. The remaining portion of the assets and liabilities to be transferred generally relate to Ashland’s Corporate function and cannot be specifically attributed to either the Valvoline operations or Ashland’s chemical operations. In either case, none of these assets or liabilities is historically attributable to the Company and therefore was not appropriate for inclusion within the Company’s historical carve out financial statements.

A general principle underlying the Separation is that assets and liabilities specific to the Company will be transferred to the Company upon the Separation. These assets and liabilities are included within the Company’s historical carve-out financial statements. Assets and liabilities pertaining to Ashland’s legacy businesses and its Corporate function will be shared between the Company and Ashland upon the Separation. Generally, the assets and liabilities associated with Ashland’s legacy businesses or its Corporate function within the United States will be transferred to Valvoline, while assets and liabilities associated with Ashland’s legacy businesses or its Corporate function outside the United States will remain with Ashland.

Other than pension and postretirement benefit plans, which are the subject of a separate adjustment in the pro forma financial data, the significant assets expected to be transferred to Valvoline principally consist of certain Ashland Corporate assets associated with the Ashland sponsored deferred compensation plan as well as certain Ashland specific tax attributes that will be transferred to the Company in accordance with the negotiated tax matters agreement between the two companies. The liabilities to be assumed by the Company include a portion of the Ashland-sponsored deferred compensation plan liabilities, Ashland legacy business insurance reserves, and certain portions of Ashland corporate trade payables. As of March 31, 2016, the value of the assets to be transferred was approximately $75 million while the liabilities also were valued at approximately $75 million, resulting in no net impact to the Valvoline’s net working capital or shareholders’ equity. In response to the Staff’s comment, the Company has added the following disclosure to Note J to the pro forma financial statements appearing on page 50 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis, page 57

Public Company Expenses, page 62

11.	Please disclose an estimate of the additional costs you expect to incur as a result of being a standalone company.

The Company has revised the disclosure appearing on page 57 of Amendment No. 1 accordingly.

Results of Operations – Combined Review, page 62

Non-GAAP Performance Metrics, page 62

12.	We note your disclosure of “Losses (gains) on pension and other postretirement plans remeasurement” which are excluded in your reconciliation of net income to Adjusted EBITDA. Please expand your disclosure to quantify the amounts of actual and expected asset returns and the amount of net periodic pension cost that is included in the non-GAAP measure.

The Company acknowledges the Staff’s comment and respectfully submits that, as previously noted above in the Company’s response to comment 7, the Combined Statements of Operations and Comprehensive Income include net periodic benefits costs for both Valvoline stand-alone pension plans and multi-employer pension and other postretirement plans.

Within the “Results of Operations – Combined Review—Non-GAAP Performance Metrics” on page 57 of Amendment No. 1, the Company discloses that Adjusted EBITDA includes the expected return on pension plan assets and excludes both the actual return on pension plan assets and the impact of actuarial gains and losses.

In response to the Staff’s comment, the Company has expanded its disclosure appearing on page 60 of Amendment No. 1 to quantify the amount of net periodic pension and other postretirement costs included in Adjusted EBITDA.

Business, page 89

Intellectual Property, page 106

13.	Please discuss the importance and duration of your patents.

Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date. The duration of patents outside the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. Our issued patents will expire on dates ranging from this year to 2033. The Company respectfully submits that no patent is individually material to its business and, accordingly, has not revised the related disclosure.

Executive Compensation, page 112

14.	We note you have provided executive compensation for fiscal year 2015. Please note that you are also required to provide executive compensation for fiscal years 2013 and 2014. For further guidance, please see Regulation S-K C&DIs 217.01 and 217.03.

The Company respectfully submits that compensation information with respect to fiscal years 2013 and 2014 is not required under Item 402(c) of Regulation S-K and that the Staff’s Compliance and Disclosure Interpretations 217.01 and 217.03 are not intended to override the clear language of the rule. Instruction 1 to Item 402(c) provides: “Information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” The Company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during fiscal years 2013 and 2014, and no compensation information with respect to those years was previously required to be provided by the Company in response to an SEC filing requirement. Accordingly, the Company respectfully submits that the Company does not have an obligation to provide information with respect to the compensation of the Company’s named executive officers during fiscal years 2013 and 2014.

Long-Term Incentive Equity Compensation, page 121

2015-2017 LTIP Performance Units, page 122

15.	Please specify how the “Performance Peer Group” is weighted between the S&P MidCap 400 and S&P 500 Materials Group.

Each company in the S&P MidCap 400 and S&P 500 Materials Group is included in the “Performance Peer Group” and given equal weight in the applicable comparison.

Compensation Program of Valvoline Following the Spin-off, page 130

16.	Please discuss whether all stock appreciation rights, performance share awards, restricted share awards, restricted stock units, common stock units and deferred stock units and other incentive awards and deferrals covering shares of Ashland or Ashland Global common stock, whether vested or not vested will remain valid and in full effect for Valvoline officers and employees following the spin-off. Describe any terms and conditions of such agreements that would be relevant to the spin-off and resulting change in legal employer of Valvoline officers and employees and the expected resulting impact.

The Company has revised the disclosure beginning on page 125 of Amendment No. 1 accordingly.

Potential Payments upon Termination or Change in Control for Fiscal 2015, page 141

17.	Please tell us whether the reorganization of Ashland, separation of Valvoline, or initial public offering of Valvoline, Inc., or any of the related transactions or other currently anticipated events are expected to result in payments under the change in control agreements or other agreements.

None of the reorganization of Ashland, the Separation of the Valvoline business or the initial public offering of the Company, or any of the related transactions or other currently anticipated events, is expected to result in payments under the change in control agreements or other agreements.

Combined Statements of Operations and Comprehensive Income, page F-7

18.	Please tell us how you consider ASC 360-10-45-5 in excluding the loss on the sale of car care product assets of $26.3 million from operating income.

The Company acknowledges the Staff’s comment regarding ASC 360-10-45-5 and considered the guidance in the evaluation of its accounting classification. The Company believes that classifying the loss on disposition as a component of income from continuing operations before income taxes, but outside of operating income, provides the users of the financial statement with better information to evaluate the Company’s results both with and without the loss on disposition (given the sale of the division that does not otherwise qualify as a discontinued operation).

In April 2015, Ashland entered into a definitive sale agreement to sell Valvoline Car Care Products (“VCCP”) for $24 million. VCCP was considered as a “component of an entity” and was disposed of by sale on June 30, 2015.

In the preparation of the Combined Financial Statements, the Company considered the classification criteria set forth in ASC 360-10-45-5. The Company has presented the loss on the disposition of VCCP within “Net Loss on Divestitures,” a component of income before income taxes (i.e., income from continuing operations before income taxes). The loss of the disposition of VCCP has not been presented as a component of “operating income.” The Company has disclosed the nature of the disposition and related presentation and classification within Note C in the Notes to Combined Financial Statements. The Company’s disclosure allows the users of the Combined Financial Statements to evaluate the Company’s operating results both with and without the loss on disposition of VCCP, providing enhanced transparency as the loss on disposition is the only difference between reported “operating income” and “income before income taxes.”

The Company believes the guidance in ASC 360-10-45-5 was retained from FASB Statement No. 121 (Statement 121) to report gains or losses recognized on long-lived assets (disposal groups) to be sold that are not components of an entity presented in discontinued operations. In Statement 121, the Financial Accounting Standards Board concluded that the requirements for reporting gains or losses recognized on long-lived assets (disposal groups) to be sold should be consistent with the requirements for reporting impairment losses recognized on long-lived assets to be held and used.

VCCP was a sale of a division and not the impairment of an asset group to be held and used. Unlike a held and used asset, there is no continuing involvement between the Company and VCCP post disposition. The lack of continuing involvement between the Company and VCCP was an important qualitative factor in the Company’s presentation conclusion, including how the disposal and lack of continuing involvement would affect the comparison of the Company’s financial statements before and after disposition.

The Company believes that its presentation is fully disclosed and transparent to the users of the financial statements and presents what the Company believes to be an acceptable accounting presentation of the transaction. The Company is also aware of divergence in practice used by other registrants in similar circumstances but ultimately determined this presentation was the best disclosure for financial statement users.

Note K – Employee Benefit Plans, page F-27

19.	Please tell us where the $46 million loss on the remeasurement of pension and other retirement plans is reflected on the income statement for 2015. If applicable, please reconcile to the actuarial loss for 2015 of $2 million.

The $46 million loss on the remeasurement of the pension and other postretirement plans is inclusive of both Valvoline stand-alone pension plans and those Ashland sponsored pension and other postretirement plans that are accounted for by the Company as a participation in a multi-employer plan. The breakdown of the $46 million loss is as follows:

(in millions)	2015
Remeasurement loss attributable to the Company’s participation in the Ashland sponsored benefit plans	44
Remeasurement loss attributable to stand-alone Valvoline benefit plans	2

Total Valvoline remeasurement loss	46

Of the $46 million remeasurement loss, $18 million was recognized within cost of sales and $28 million was recognized within selling, general and administrative expense in the Combined Statements of Operations and Comprehensive Income during 2015. The defined benefit pension plan disclosures in Note K to the Combined Financial Statements on pages F-26 through F-32 of Amendment No. 1 are specific to the stand-alone Valvoline plans; while the multi-employer plans disclosures on page F-17 of Amendment No. 1 include the $44 million remeasurement loss noted within the table above.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages F-17 and F-27 of Amendment No. 1 to provide additional detail on the presentation of the total Valvoline remeasurement loss (gain).

Please contact me at (859) 815-3333, Julie M. O’Daniel at (859) 357-7777 or Andrew J. Pitts of Cravath, Swaine & Moore LLP at (212) 474-1620 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

Ashland Inc.

/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel and Secretary

Craig Slivka
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Encl.

Copy w/encl. to:

Terence O’Brien
Tracie Mariner
David Korvin
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Julie M. O’Daniel
General Counsel
Valvoline Inc.
3499 Blazer Parkway
Lexington, KY 40509

Andrew J. Pitts
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

BY EDGAR; FEDEX